Exhibit A2

PRESS RELEASE

FOR IMMEDIATE RELEASE: Contran Corporation Three Lincoln Centre 5430 LBJ Freeway, Suite 1700 Dallas, Texas 75240-2697 (972) 233-1700	CONTACT: Bobby D. O’Brien Vice President and Chief Financial Officer (972) 233-1700

CONTRAN ANNOUNCES INTENT TO
COMPLETE SHORT-FORM MERGER WITH RESPECT TO
KEYSTONE CONSOLIDATED INDUSTRIES

Dallas, TX –May 10, 2013 -- Contran Corporation announced today that it intends to take action under Section 253 of the Delaware General Corporation Law (“DGCL”) and complete a short-form merger of Keystone Consolidated Industries, Inc. (OTC Market OTQQB, Symbol: KYCN) with KYCN Acquisition Corporation, a wholly-owned subsidiary of Contran (“Merger Sub”), newly formed for the sole purpose of completing such merger.   Following the merger, Keystone, as the survivor, would become a wholly-owned subsidiary of Contran.  Contran currently owns 90.4% of Keystone’s outstanding common stock, more than the 90% threshold required for Contran to take such action under the DGCL.  As a result of the merger, each share of common stock of Keystone not owned by Contran or Merger Sub will automatically be converted into the right to receive $9.00 per share in cash, without interest, at the effective date of the merger, which Contran intends to complete on June 10, 2013, or as soon as practical thereafter.  Stockholders of Keystone other than Contran and Merger Sub will be paid for their shares of Keystone common stock held as of the effective date of the merger promptly after the effective date of the merger and their completion of necessary applicable documentation.  Instructions for surrendering stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of Keystone as of the effective date of the merger within ten calendar days following the effective date of the merger.

Subject to compliance with the applicable provisions of the DGCL, stockholders of Keystone other than Contran and Merger Sub will have a statutory right to demand payment of the fair value of their shares of Keystone common stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the effective date of the merger.  This value may be equal to, more than or less than the $9.00 per share consideration offered in the merger.  Instructions regarding the procedures to seek such appraisal rights will be contained in the Notice of Merger and Appraisal Rights.

Certain information regarding the merger, including the specific terms of the merger and how the merger affects stockholders of Keystone other than Contran and Merger Sub, is contained in a Schedule 13E-3, filed by Contran today with the Securities and Exchange Commission.  A copy of such Schedule 13E-3 will be mailed to Keystone stockholders at least 20 days prior to the effective date of the merger.  Stockholders of Keystone other than Contran and Merger Sub should carefully review the entire Schedule 13E-3.

About Contran

Contran is primarily a holding company with operations conducted through wholly-owned and majority-owned subsidiaries, including Keystone and Valhi, Inc.  Valhi, a publicly traded company approximately 93% controlled by Contran, is also primarily a holding company with operations in chemicals (through Kronos Worldwide, Inc.), component products (through CompX International Inc.) and waste management industries (through Waste Control Specialists LLC).